3: UNITED STATES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, Twenty-Third Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated July 21, 2008

For immediate release

INFORMATION OF INTEREST FOR THE MARKET

Compañía Cervecerías Unidas S.A.

JULY 21, 2008

STRATEGIC AGREEMENT BETWEEN COMPAÑÍA CERVECERÍAS UNIDAS S.A. ("CCU") AND COMPAÑÍA CHILENA DE FÓSFOROS ("CCF")

MERGER OF VIÑA SAN PEDRO ("VSP") and VIÑA TARAPACÁ ("VT")

In accordance with the negotiation process of the eventual strategic agreement accorded with CCF consisting of the merge between VT and CCUs subsidiary VSP, which was the subject of the Essential Fact dated July 15 (the Transaction), it is informed as Information of Interest for the Market, that on July 18, 2008, CCU and CCF (the Parties) proceeded to subscribe a document in which both agreed the terms and main conditions of the Transaction, which are:

  The Parties will be direct owners of the resulting society of the merge of VT and VSP (the Society), according to the current ownership of its respective subsidiaries and considering CCUs acquisition of 25% of VT shares to CCF, which will occur before the merge. CCU would own 44.9% and CCF would own 30% of the Society.
  CCU and CCF will sign a Shareholders Agreement, that will establish the following:
    The Society will have a nine-member Board of Directors. CCU will appoint five of its members and CCF will have the right to appoint two board members as long as CCU and CCF could appoint seven members. The Chairman shall be appointed by CCU and the VicePresident shall be appointed by VT.
    The CEO will be appointed by the Board of Directors. The parties have agreed that VTs current CEO will hold the post for a two-year period. VSPs current CEO will be the second most senior executive in the company, and shall act as Deputy CEO.
    The Executive team and the organizational structure for the first two years shall be agreed to by both parties.
    The Shareholders Agreement has a ten-year term and shall terminate if any of the following occurs:
    CCU or CCF hold less than 15% of the Societys shares
    There is a change in control of CCU or CCF.

    CCF will have veto right in the following matters:
    For the Board to adopt a dividend policy that implies distributing less than 50% of the profits
    To develop new businesses outside the wine industry
    To undertake new mergers for a value of more than US$10 million per year
    Capital increases in excess of US$15 million, except when the Societys net financial debt/EBITDA rate is greater or equal to 5, or interest coverage is less than 2.5;
    Capital increases when net financial debt/EBITDA ratio is less or equal to 2.5;
    Investment in fixed assets of over US$10 million in any one year, when the net financial debt/EBITDA is greater or equal to 4;
    Sale of operating assets of more than US$10 million per year.

For the previous ratios should be considered the results of the last fourth quarters.

The Transaction, just as it was informed on the Essential Fact previously mentioned, is subject to: reciprocal due diligence processes, the negotiation of the terms and conditions of it, including the Shareholders Agreement and the following approval of the merge by both shareholders meetings, of VT and VSP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: July 21, 2008